FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 12, 2002

Perez Companc S.A.
(Exact Name of Registrant as Specified in its Charter)

Avenida de Mayo 701, Piso 16
(1084) Buenos Aires, Argentina
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

EXHIBIT		**PAGE**
A.	Attached hereto as Exhibit A is a press release of Perez Companc S.A. dated March 11, 2002 related to the company's quarterly results for the quarter ended December 31, 2001	

EXHIBIT A

Attached hereto is a press release of Perez Companc S.A. dated March 11, 2002 related to the company's quarterly results for the quarter ended December 31, 2001.

PECOM
de Perez Companc S.A.

FOURTH QUARTER 2001 RESULTS

Perez Companc
Buenos Aires: PC
NYSE: PC

Pecom Energía
Buenos Aires: PECO

Investor Relations

CONTACTS
Daniel E. Rennis
drennis@pecom.com

Alberto Jankowski
ajankows@pecom.com

Tel: (5411) 4344-6655

Visite nuestra página de Internet en:
http://www.pecom.com

Buenos Aires, March 11, 2002 - Perez Companc S.A. (Buenos Aires: PC NYSE: PC), controlling shareholder with a 98.21% stake in Pecom Energía S.A. (Buenos Aires: PECO), announces both companies' results for the fourth quarter ended December 31, 2001.

- Perez Companc S.A. (whose only asset is its equity interest in Pecom Energía S.A.) posted a $146 million loss in the fourth quarter of 2001 ($0.068 per share and $0.68 per ADS). Net income for 2001 fiscal year amounted to $98 million ($0.046 per share and $ 0.46 per ADS).

- Pecom Energía S.A. posted a $148 million loss for the fourth quarter ended December 31, 2001. Net income for the twelve-month period ended December 31, 2001 totaled $102 million.

  Loss for the quarter was mainly attributable to:

  - a) A $92 million loss resulting from charging to income the acquisition value in excess of Compañía de Inversiones de Energía S.A. (CIESA) over the relevant book value. This derived from the impact of the significant peso devaluation on CIESA's foreign currency borrowing position as well as the uncertainty as to projection of results due to the new economic measures implemented.

  - b) A $47 million loss resulting from charging to income the Minimum Presumed Income Tax credit. The negative impact derived from exchange differences on Pecom Energía´s foreign currency borrowing position as a result of the Argentine peso devaluation, in addition to the uncertainty posed by the Argentine current economic scenario, have negatively affected the expected recovery of the said credit.

  - c) A $12 million loss posted by Pecom Energía S.A. as a consequence of the decision adopted by the Board of Directors of our related company Transportadora de Gas del Sur S.A. (TGS) to change the accounting criteria applied for recording the impact of changes in United States producer price index for industrial goods used to adjust gas transportation regulated rates. The Board of Directors made this decision on account of the new economic and regulatory scenario prevailing after the passing of Public Emergency Law N.25,561 and Executive Order N.293/02, providing for the pesification of utility rates and the subsequent renegotiation thereof.

- Pecom Energía S.A.'s net sales amounting to $402 million in the fourth quarter of 2001 increased by 3.9% compared to $387 million in 2000 quarter. Sales for 2001 fiscal year reached $1,654 million, accounting for a 7.0% increase compared to $1,546 million in the previous year.

  Oil sales volumes for 2001 were 24.6% higher than those for 2000 while gas volumes increased by 63.0%. In the Refining business, sales volumes of diesel oil, main product of the Company's Refinery, increased by 8.0%. In the Petrochemicals segment, sales volumes of polystyrene, the business main product, rose by 66.7%. Finally, in the electricity generation segment, electricity sales volumes increased by 2.8%.

- Pecom Energía S.A.'s gross profit was $116 million in 2001 quarter, accounting for a 3.3% decline compared to $120 million in 2000. Gross profit for 2001 fiscal year amounted to $524 million, accounting for a 5.6% increase compared to $496 million in 2000.

- Pecom Energía S.A.'s operating income for 2001 fourth quarter was $53 million, accounting for a $33 million decline compared to 2000 quarter. This 38.4% drop mainly results from a $4 million gross profit decline, a $10 million increase in administrative and selling expenses, a $7 million increase in exploration expenses and a $12 million drop in income from equity in earnings of affiliates mainly due to the change in the accounting method applied by our related company TGS.

  In 2001, operating income reached $386 million, accounting for a 4.0% drop compared to $402 million in 2000.

- It is worth noting that the impact of the successive peso devaluations after closing of fiscal year on the net foreign currency position as of December 31, 2001 resulted in an exchange loss of about $2,657 million as of this date. Under the accounting standards recently issued in Argentina, the Company is required to capitalize such exchange loss on certain assets, under specific conditions and subject to approval by the "Comisión Nacional de Valores" (Securities Exchange Commission).

  The Company is currently analyzing the above mentioned standards.

  On the other hand, and as a consequence of the changes implemented during the 2002 January-February period, the wholesale price index increased by about 18.5%.

  Such increase in wholesale prices evidences the country is no longer in a context of monetary stability and financial statements should be inflation adjusted so as to be restated in constant currency according to general accounting principles even when implementation of adjustment for inflation has been discontinued under Executive Order N.316/95 issued in accordance with the recently abrogated Convertibility Law.

  The impact of inflation accumulated as of this date on monetary positions as of December 31, 2001 generated a $542 gain from exposure to inflation.

PEREZ COMPANC S.A.
FOURTH QUARTER 2001 RESULTS

Income Statement - Perez Companc S.A. (Consolidated Information) (in millions of pesos)	(Three-Month Periods) IVQ 01	IVQ 00	(Twelve-Month Periods) Dec-01	Dec-00
Net Sales	402	387	1,654	1,449
Cost of Sales	(286)	(267)	(1,130)	(983)
Gross Profit	116	120	524	466
Administrative and Selling Expenses	(62)	(51)	(230)	(175)
Exploration Expenses	(10)	(3)	(19)	(6)
Equity in Earnings in Affiliates	11	23	94	86
Other Operating Income	(3)	(3)	16	11
Operating Income	52	86	385	382
Other Income (Expense) - Net	(90)	15	(13)	59
Financial income (expense) and holding gain (losses)	(59)	(41)	(207)	(148)
Income before income tax and Minority Interest	(97)	60	165	293
Income Tax	(50)	(2)	(61)	(19)
Minority Interest in Subsidiaries	1	(1)	(6)	(7)
Net Income (Loss)	(146)	57	98	267

Perez Companc S.A.'s results for the full year of 2000 were calculated based on its 98.21% stake in Pecom Energía S.A. resulting from the share swap completed on January 25, 2000. The results for January 2000 are based on Perez Companc S.A.'s 28.92% stake in Pecom Energía S.A., which was its stake prior to the share swap.

PECOM ENERGIA S.A.
FOURTH QUARTER 2001 RESULTS

Income Statement - Pecom Energía S.A. (Consolidated Information) (in millions of pesos)	(Three-Month Periods)		(Twelve-Month Periods)	
	IVQ 01	IVQ 00	Dec-01	Dec-00
Net Sales	402	387	1,654	1,546
Cost of Sales	(286)	(267)	(1,130)	(1,050)
Gross Profit	116	120	524	496
Administrative and Selling Expenses	(61)	(51)	(229)	(191)
Exploration Expenses	(10)	(3)	(19)	(7)
Equity in Earnings in Affiliates	11	23	94	91
Other Operating Income	(3)	(3)	16	13
Operating Income	53	86	386	402
Other Income (Expense) - Net	(90)	15	(13)	60
Financial income (expense) and holding gain (losses)	(59)	(41)	(206)	(157)
Income before income tax and Minority Interest	(96)	60	167	305
Income Tax	(50)	(2)	(61)	(19)
Minority Interest in Subsidiaries	(2)	(1)	(4)	(3)
Net Income (Loss)	(148)	57	102	283

Net Sales

Net Sales (in millions of pesos)	(Three-Month Periods)		(Twelve-Month Periods)	
	IVQ 01	IVQ 00	Dec-01	Dec-00
E&P	201	188	891	719
Refining	75	88	357	335
Petrochemical	95	111	393	395
Hydrocarbons Marketing & Transportation	9	11	38	35
Electricity	47	33	164	158
Other Investments	15	17	49	56
Eliminations between Businesses	(40)	(61)	(238)	(152)
Total	402	387	1,654	1,546

Sales increased by $15 million, or 3.9% in 4Q01 compared to 4Q00. The following factors were the reasons for this variation:

- The oil and gas business registered a 26.9% increase in volumes sold with a 15% drop in prices.
- In refining, the volumes sold increased by 9.1% with average prices down 19%.
- In petrochemicals, volumes declined 11.5%, combined with a drop of 5% in average prices.
- In the electricity business, generation volumes sold increased 13.4% with a drop of 6% in average prices.
- Hydrocarbon Marketing and Transportation sales declined 18.2%.

Gross Profit

Gross Profit (in millions of pesos)	(Three-Month Periods)		(Twelve-Month Periods)	
	IVQ 01	IVQ 00	Dec-01	Dec-00
E&P	65	74	357	311
Refining	11	10	35	33
Petrochemical	19	23	69	90
Hydrocarbons Marketing & Transportation (*)	2	2	10	7
Electricity	18	11	51	50
Other Investments	2	5	6	11
Eliminations between Businesses	(1)	(5)	(4)	(6)
Total	116	120	524	496

(*) Hydrocarbons Marketing

The gross profit for the fourth quarter of 2001 was 3.3% below the amount reported for the fourth quarter of 2000. The gross margin declined from 31.0% in December 2000 to 28.9% in December 2001. The variations in the gross profit for the different business segments was mainly due to the following factors:

- In the E&P business, as per the comments made regarding oil and gas volumes and prices, and the increase in depreciations, the gross profit was 12.2% lower. The gross margin declined from 39.4% in 4Q00 to 32.3% in 4Q01.
- In Refining, the gross profit for the fourth quarter of 2001 rose 10%. The gross margin increased to 14.7% in 4Q01 from 11.4% in 4Q00. 4Q00 results includes a charge of $6 million for lower cost of sales due to crude price hedging contracts while there was no such charge in 4Q01. Excluding the effects of crude price hedging contracts on the results, gross profit rose 175% in 4Q01.
- In Petrochemicals, a drop in gross profit was mainly due to the significant drop in domestic styrene and polystyrene margins in 4Q01 compared to 4Q00, which reflect the drop in international prices.
- Gross profit for the electricity business increased by 63.6% mainly due to the fact that the support price of Pichi Picún Leufú was recognized this quarter and there were higher sales of nuclear fuels. Due to the depressed energy prices registered for sales of Pichi Picún Leufú in the last 2 years, the estimates for future prices, and as a result of the terms in its Concession Contract, which, to ensured profitability that made this investment viable, a support energy price was implemented and the Company accrued a profit of $8 million this quarter. The gross margin rose to 38.3% in 4Q01 compared to 33.3% in 4Q00, mainly due to the support price.

Selling and Administrative Expenses

The $10 million increase in 4Q01 compared to 4Q00 was mainly due to the following:

- The $3 million increase in the Refining Business was due mainly to the sales network expansion.
- Corporate administrative expenses rose $6 million due factors including the amortization of e-commerce projects and costs related to the launching of the PECOM brand.

Equity in Earnings of Affiliates

Equity in Earnings of Affiliates	(Three-Month Periods)		(Twelve-Month Periods)	
	IVQ 01	IVQ 00	Dec-01	Dec-00
(in millions of pesos)				
Compañía de Inversiones de Energía / TGS	(3)	9	24	30
Oleoductos del Valle	1	2	5	8
Distrilec Inversora (Edesur)	6	7	24	23
Citelec (Transener)	2	3	9	9
Pecom Agra	0	(1)	7	1
Petrolera Perez Companc	0	2	4	6
Refinería del Norte	1	0	3	3
Cerro Vanguardia	4	0	8	2
EBR	0	0	3	1
Others	0	1	7	8
Total	11	23	94	91

The main variation in the equity in earnings of affiliates were:

- A drop in the direct and indirect ownership in CIESA and TGS from an income of $9 million in 4Q00 to a loss of $3 million in 4Q01. Given the new economic and regulatory scenario prevailing as from the enactment of Public Emergency Law 25,561 and Executive Order N°293/02 that provide for the pesification of utility rates and their subsequent renegotiation and for long negotiation periods during which rates are established in pesos at the same value prior to devaluation, TGS's Board of Directors has decided to reverse income accrued during the years 2000 and 2001 derived from changes in US PPI for industrial goods used to adjust the regulated rates for gas transportation. This change in accounting criteria represents a negative impact of approximately $12 million, which was fully recognized in the results for the fourth quarter of 2001.
- The participation in Cerro Vanguardia S.A. registered an income of $4 million in the fourth quarter of 2001 and did not register income in 4Q00. This increase was due to the rise in sales revenue as well as the different exchange rate applied to exports.

Other (Expenses) Income Net

- The loss resulting from charging to income the acquisition value in excess of Compañía de Inversiones de Energía (CIESA) (TGS's controlling company) over the relevant book value totals $ 92 million in 4Q01. 4Q00 quarter mainly includes a reversal of reserves.

Financial and Holding Results

Financial Income (Expenses) & Holding Gain (Losses) (in millions of pesos)	(Three-Month Periods)		(Twelve-Month Periods)	
	IVQ 01	IVQ 00	Dec-01	Dec-00
Interests (Gain)	5	14	29	40
Interest (Loss)	(62)	(52)	(216)	(186)
Taxes on Indebtedness	(1)	(3)	(8)	(15)
Holding Gains (Losses)	0	(1)	0	6
Other Income (Expense) Net	(1)	1	(11)	(2)
Total	(59)	(41)	(206)	(157)

In the fourth quarter of 2001, this figure increased by $18 million when compared to the fourth quarter of 2000 mainly due to:

- An increase of $10 million in interest paid on the higher debt levels, which was partially offset by the reduction in the LIBOR rate.
- $9 million decline in interest income.
- The $2 million drop caused by the progressive decrease in tax indebtedness helped offset these factors.

Income Tax

- In 4Q01, $ 47 million corresponding to a Minimum Presumed Income Tax credit was charged to income.

Balance Sheet	(in millions of pesos)	
(Consolidated Information)	Dec-01	Dec-00
Current Assets		
Cash & Investments	581	274
Accounts receivable - trade	401	413
Inventories & Other Assets	321	384
Total Current Assets	1,303	1,071
Noncurrent Assets		
Investments	1,138	1,257
Fixed Assets	3,550	2,990
Other Assets	203	175
Total Noncurrent Assets	4,891	4,422
Total Assets	6,194	5,493
Current Liabilities		
Accounts payable	318	249
Short-Term Debt	1,253	725
Other Liabilities	269	141
Total Current Liabilities	1,840	1,115
Noncurrent Liabilities		
Long-Term Debt	1,403	1,410
Other Liabilities	114	172
Total Noncurrent Liabilities	1,517	1,582
Total Liabilities	3,357	2,697
Minority Interest in Subsidiaries	20	19
Shareholders' Equity	2,817	2,777

During the full year of 2001, total assets rose by $701 million, which represents an increase of 13%. Of this increase, $560 million correspond to the increase in fixed assets, while $307 million correspond to Cash and Investments.

Net debt (defined as debt net of total financial assets at the end of the period) was $2,056 million as of December 31, 2001. This represents a financial position equal to 73.0% of shareholders' equity ($1,849 million and 66.6% as of December 31, 2000).

As of December 31, 2001, shareholders' equity reached $2,817 million, 1.4% above the amount reported as of December 31, 2000, after the $65 million payment of dividends made on April 2001.

Cash Flow Statement (Consolidated Information) (in millions of pesos)	(Three-Month Periods) IVQ 01	IVQ 00	(Twelve-Month Periods) Dec-01	Dec-00
Cash provided by operations				
Net Income	(148)	57	102	283
Adjustments to Net Income				
Equity in Earnings in Affiliates	(11)	(23)	(94)	(91)
Dividends collected	21	17	65	85
Depreciation of Fixed Assets & Other Assets	81	59	311	224
Other Nonoperating Income	92	5	8	(40)
Other	3	(19)	8	(17)
Changes in assets and liabilities	367	24	264	(120)
Subtotal	405	120	664	324
Derivatives anticipated proceeds	6	113	0	76
Net cash provided by operations	411	233	664	400
Cash provided by (used in) Investing Activities				
Acquisition of property, plant & equipment	(213)	(159)	(773)	(578)
Contributions in noncurrent investments and Acquisition of Interests in Oil and Gas Fields	(1)	1	(35)	(8)
Sale of Interests in Companies and Oil and Gas Fields	103	4	103	79
Other	(11)	5	(29)	6
Net Cash (used in) provided by Investing Activities	(122)	(149)	(734)	(501)
Cash provided by (used in) Financing Activities				
Loans	(209)	30	450	208
Cash dividends paid	0	0	(65)	(66)
Others	0	0	0	0
Net Cash Provided by Financing Activities	(209)	30	385	142
Increase in Cash	80	114	315	41
Cash at beginning	492	143	257	216
Cash at end	572	257	572	257

Financial Position

The crisis affecting the monetary and economic system, along with Argentina's default on its debts in addition to measures such as the move away from the Convertibility Law, the obligation to replace dollar denominated prices with peso denominated prices and all other measures affecting the financial system, have worsened the severe lack of liquidity, further aggravated by the lack of credit and capital inflows into the country.

Uncertainty on price and cost determination mechanisms, as well as price and cost adjustment to offset devaluation effects, in addition to several regulations that have affected regular financial operations, render it difficult to maintain a stable financial performance.

Refinancing of 2002 debt maturities is one of the Company's major challenge. Therefore, a close monitoring of liquidity levels, operating cash generation and securing financing in other countries where the Company has operations will be the pillars of 2002 financial management

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

	(Three-Month Periods)		(Twelve-Month Periods)	
(in millions of pesos)	IVQ 01	IVQ 00	Dec-01	Dec-00
Net Sales	201	188	891	719
Gross Profit	65	74	357	311
Administrative and Selling Expenses	(19)	(19)	(76)	(65)
Exploration Expenses	(10)	(3)	(19)	(7)
Equity in Earnings in Affiliates	(1)	3	6	10
Other Operating Income	(3)	(2)	(2)	(3)
Operating Income	32	53	266	246

- Sales in this business segment rose 6.9% in the fourth quarter of 2001 to $201 million. This increase was due to the higher sales of gas, which grew by 38.5% from $26 million in 4Q00 to $36 million in 4Q01 as well as higher oil sales, which rose 3.1% from $163 million in 4Q00 to $168 million in 4Q01. Oil volume sold in the fourth quarter of 2001 was 18.2% higher than in the fourth quarter of 2000, while gas volumes rose 50.6% in 4Q01 compared to 4Q00.
- In Argentina, the combined sales of oil and gas rose 14.0% to $122 million. Oil sales in 4Q01 were 6.7% higher than in 4Q00 reaching $96 million while the daily volume sold rose 17.0% from 54.1 thousand barrels per day to 63.3 thousand barrels per day. This growth was mainly due to the higher stakes in Santa Cruz I and Santa Cruz II (8.6 thousand barrels per day of oil per day) as well as the production improvements in other oil fields, which stemmed from successful drilling campaigns, new oil wells and the reactivation of developed zones. One factor that offset this growth was the sale of Pampa del Castillo – La Guitarra area, which brought sales down by 6.2 thousand barrels of oil per day.

The realization average net price per barrel dropped significantly from $18.01 per barrel to $16.50 per barrel, a decline of 8.4%. The WTI price declined by 36.0% from 4Q00 to 4Q01. Natural gas sales revenue in 4Q01 increased significantly, by 53.0%, to $26 million in 4Q01. With the addition of production areas received in the asset swap (103.9 million cubic feet per day), gas volume reached 271.5 million cubic feet per day in 4Q01, up 57.2% when compared to 4Q00. The average sales price of gas declined to $1.02 per million cubic feet in 4Q01 from $1.10 per million cubic feet in 4Q00 as a result of higher sales from Austral basin with lower prices due to its far distance from areas of consumption.

- Abroad, combined sales of oil and gas declined by 2.4% in 4Q01 to $80 million compared to $82 million sold in 4Q00. This decline was a result of lower average sales prices, given that oil and gas sales volumes were 22.2% higher in 4Q01 than in 4Q00.

  In Venezuela, despite a significant reduction in the average price per barrel, which dropped from $12.72 in 4Q00 to $10.88 in 4Q01, combined sales of oil and gas increased 12.8% in 4Q01 to $53 million, due to higher sales volumes. The average oil volume sold per day increased significantly, by 30.2%, to 50.9 thousand barrels compared to 39.1 thousand barrels in 4Q00, mainly as a result intense drilling activity and workover.

- Gross profit for this business segment declined 12.2% to $65 million in 4Q01. The lower sales prices of oil and gas as well as the increase in the depreciation generated by the investments realized affected the gross margin, which dropped to 32.3% in 4Q01 from 39.4% in 4Q00.

- Exploration expenses reached $10 million in 4Q01 compared to $3 million in 4Q00. This was mainly due to the shut down of exploration wells in Argentina, the 3D seismic recorded in Argentine exploration blocks and the 2D seismic recorded in Ecuador.

Oil Sales (volumes & average prices)	Thousands bbl / day				Pesos per barrel			
	Three Months		Twelve Months		Three Months		Twelve Months	
	IVQ 01	IVQ 00	Dec-01	Dec-00	IVQ 01	IVQ 00	Dec-01	Dec-00
Argentina	63.3	54.1	65.8	50.7	16.50	18.01	18.45	18.86
Venezuela	50.9	39.1	46.3	36.2	10.88	12.72	12.62	12.51
Peru	11.6	12.5	11.6	12.3	17.57	20.37	18.33	20.80
Bolivia	1.4	1.4	1.4	1.2	20.25	31.48	25.08	29.12
Total	127.2	107.0	125.0	100.3	14.39	16.52	16.35	16.93

Gas Sales (volumes & average prices)	Million Cubic Feet / day				Pesos per thousand cubic feet			
	Three Months		Twelve Months		Three Months		Twelve Months	
	IVQ 01	IVQ 00	Dec-01	Dec-00	IVQ 01	IVQ 00	Dec-01	Dec-00
Argentina	271.5	172.7	282.9	166.7	1.02	1.10	1.09	1.19
Venezuela	28.4	15.9	21.8	13.5	0.82	0.95	0.87	0.72
Peru	8.0	8.0	8.3	8.3	1.87	2.79	2.09	2.41
Bolivia	38.4	33.3	38.2	26.9	1.82	1.82	1.77	1.73
Total	346.4	230.0	351.2	215.4	1.12	1.25	1.18	1.27

Total Oil & Gas Production (*) (thousands of boe / day)	(Three-Month Periods) IVQ 01	IVQ 00	(Twelve-Month Periods) Dec-01	Dec-00
- Oil Argentina	61.9	57.4	67.6	53.3
- Oil Venezuela	51.8	39.0	47.3	36.3
- Oil Perú	11.5	12.3	11.5	12.2
- Oil Bolivia	1.4	1.5	1.4	2.8
- Oil Ecuador	0.5	0.0	0.1	0.0
Total Oil Production	127.1	110.2	127.9	104.6
- Gas Argentina	44.7	32.5	47.6	28.9
- Gas Venezuela	4.9	2.7	4.0	2.3
- Gas Perú	1.4	1.3	1.4	1.4
- Gas Bolivia	6.4	5.5	6.4	7.0
Total Gas Production	57.4	42.0	59.4	39.6
Total Oil & Gas Production	184.5	152.2	187.3	144.2

(*) Includes consolidated & nonconsolidated operations

Oil and Gas Reserves

As of December 31, 2001, the proven reserves of liquid hydrocarbons and natural gas, audited by Gaffney, Cline & Associates Inc. were 1,009.9 million boes, which includes 739.2 million barrels of crude oil, condensated and liquid natural gas and 1,624.5 billion cubic feet of natural gas.

When compared to the levels registered as of December 31, 2000, total reserves decrease by 20.9% due to a 9.2% drop in reserves of crude oil, condensated and liquid natural gas and a 41.4% decline in natural gas reserves. This drop in reserves is mainly the result of the asset swap and the sale of Pampa del Castillo – La Guitarra area.

Considering the geographic location of our reserves, out of a total of 1,009.9 million boes, close to 58% are located abroad (61% as of December 31, 2000).

Taking into account the production volume of 2001, the reserve life is 15 years.

Hedge of Produced Crude Oil Price

The Company, as a crude oil producer, is exposed to the related price-fluctuation risk. In such conditions, the Company uses various derivative instruments to mitigate such risk. These instruments use West Texas Intermediate (WTI) as reference price, which is used mainly to determine the sale price in the market.

Income (loss) generated by such instruments, used to hedge crude oil price, are deferred until the related foreseen transaction is recognized and are recorded in the income statement as an integral part of hedged sales.

As of December 31, 2001, the Company has oil hedge agreements for year 2002, where hedging is of 45,500 bbl/d. For WTI prices below 15 US$/bbl, the hedging price is 17.6 US$/bbl, while for WTI prices equal or above 15 US$/bbl, the hedging price amounts to 18.9 US$/bbl.

For the year 2003, the option agreements provide a more flexible structure. For WTI prices below 20 US$/bbl, the hedging price is 19.9 US$/bbl and the hedging volume amounts to 50,000 bbl/d. For WTI prices equal to or above 20 US$/bbl and below 21 US$/bbl, the hedging price is 19.8 US$/bbl and the hedging volume falls to 25,000 bbl/d. For WTI prices equal to or above 21 US$/bbl and below or equal to 27 US$/bbl, coverage is not applicable. For WTI prices above 27 US$/bbl, the hedging volume increases to 35,000 bbl/d and the hedging price is 25.8 US$/bbl. Premiums paid amount to 11 and such an impact was distributed among each reported hedging price. In addition, there are options with a contingent premium whose value depends on the WTI price. The value of such premiums payable varies from 0 to 7 for a WTI price between 20 US$/bbl and 27 US$/bbl, respectively. For a WTI price below 20 US$/bbl, the contingent premium is zero.

For the January 2003 - December 2005 period, the Company carries sold options for a volume of about 31.1 million barrels (an average of 28,300 bbl/d) at an average exercise price of 20.4 US$/bbl.

Refining

	(Three-Month Periods)		(Twelve-Month Periods)	
(in millions of pesos)	IVQ 01	IVQ 00	Dec-01	Dec-00
Net Sales	75	88	357	335
Gross Profit	11	10	35	33
Administrative and Selling Expenses	(8)	(5)	(27)	(18)
Equity in Earnings in Affiliates	0	0	6	4
Other Operating Income	(3)	(1)	(6)	(4)
Operating Income	0	4	8	15

- The gross profit of this business segment rose 10% in the fourth quarter of 2001. The gross margin increased to 14.7% in 4Q01 compared to 11.4% in 4Q00. 4Q00 results include a charge of $6 million for lower costs of sales due to crude price hedging contracts while there was no such charge in 4Q01. In 4Q01, the spread of refining per barrel rose 31% to $12.9/bbl compared to $9.9/bbl in 4Q00.

- Sales of refined products dropped 15% during 4Q01 to $75 million due mainly to lower sales prices.
  The volume of crude processed declined 9% due to a scheduled plant shutdown of 25 days for oven changes and maintenance. The total sales volume was not affected by the reduction in crude processing due to the purchase of 33,000 cubic meters of virgin naphta and to the resale of 30,000 cubic meters of gas oil.

During 4Q01, the commercial performance of the Argentine industry was severely affected by the economic recession. In December 2001, the domestic consumption of gasolines and diesel oil, compared to December 2000 declined 15.9 and 13.7 respectively. However, the Company was able to offset this trend and improve its position in the market, through the strengthening of its commercial activities and the expansion if its retail channel. In the full year of 2001, the commercial network increased in 18 gas stations (4 operated directly by the Company), 4 diesel centers, 1 agri service station and 4 mobile gas stations.
The sales volumes of diesel oil and gasoline increased due to higher sales in the retail channel, while asphalt sales declined 10.8% due to the stoppage of the majority of construction in progress.

- Selling and administrative expenses rose by $3 million to $8 million due to the expansion of sales network expansion.

Refining Product Sales (volumes & average prices)	Thousand Cubic Meters				Pesos per Cubic Meter			
	Three Months		Twelve Months		Three Months		Twelve Months	
	IVQ 01	IVQ 00	Dec-01	Dec-00	IVQ 01	IVQ 00	Dec-01	Dec-00
Diesel Oil	182	167	743	688	206	265	228	235
Gasolines	34	30	126	134	254	299	280	280
Other Middle Distillates	3	4	24	30	213	288	252	257
Asphalts	17	19	79	61	197	184	194	168
Aromatics & Reforming	59	56	276	281	263	307	302	262
Other Heavy Products	51	41	266	222	128	168	147	163
Total	346	317	1,514	1,416	209	259	230	231

Petrochemicals

	(Three-Month Periods)		(Twelve-Month Periods)	
(in millions of pesos)	IVQ 01	IVQ 00	Dec-01	Dec-00
Net Sales	95	111	393	395
Gross Profit	19	23	69	90
Administrative and Selling Expenses	(10)	(10)	(43)	(42)
Equity in Earnings in Affiliates	0	0	0	1
Other Operating Income	0	0	1	1
Operating Income	9	13	27	50

- Gross profit for this business segment dropped 17.4% in 4Q01. The gross margin remained flat at 20% in both periods.

In 4Q01, international and domestic margins of styrene and polystyrene were significantly below those reported in 4Q00. While the lower prices of crude allowed for a reduction in raw material costs, mainly of benzene, the lower demand caused by the slowdown of economic growth in the U.S. worsened the drop in styrene and polystyrene prices. In this environment, the difference between international prices of crystal polystyrene (South East Asia) and the mix of raw materials benzene and ethylene (U.S. Gulf Coast) decreased 37% while the difference between styrene (U.S. Gulf Coast) and the mix of raw materials benzene and ethylene (U.S. Gulf Coast) dropped 41%. In addition to the international pricing trends, the sales spreads of polystyrene and styrene dropped respectively by 33% (to $410 per ton) and 1% (to $248 per ton) in Argentina, and 24% (to $397 per ton) and 31% (to $180 per ton) in Brazil.
The contribution margins of fertilizers produced for internal use and for resale posted declines of 8% and 12%, respectively.

- Sales for the petrochemical business declined by 14.4% due to a significant drop in sales prices which were partially offset by the fact that the Innova plant in Brazil was fully-operational during 4Q01.
  Sales of styrene products in Argentina declined 25%, resulting from a simultaneous drop in volumes sold as well as sales prices. Domestic and exported sales volumes of styrene dropped 27% and 67%, respectively. Similarly, domestic sales volumes of polystyrene declined 19% and were replaced by exports 79% higher than in 4Q00. The recession of the Argentine market in 2001 (drop in styrene market of approximately 10% during 2001) and the high level of styrene exported to non-traditional markets (traditional markets are Mercosur and Chile), made in the third quarter to take advantage of the high international prices were the main reasons for the decline in sales volumes. During 4Q01, the higher polystyrene exported to non-traditional markets, offset this decline. Sales prices of styrene and polystyrene dropped by 20% and 32%, respectively.
  Sales of Innova increased 13% in 4Q01. The increase in competitiveness generated by the full operation of the plants as well as the increase in household demand led to a greater market share of styrene and polystyrene, with sales volumes up 20% and 81%, respectively. On the other hand, sales prices of styrene and polystyrene declined 31% and 29%, respectively, with international prices dropping by 34% and 35%, respectively.

  Fertilizer sales declined 24% in 4Q01 due to a reduction not only in volumes, but in sales prices as well. The total volume sold declined by 21% due to the 30% decline in corn seeding resulting from excessive rains and the sharp economic recession in Argentina. Domestic sales prices dropped 5%, associated with a decline in international urea prices in the same proportion.

Petrochemical Product Sales (volumes & average prices)	Thousand Tons				Pesos per Ton			
	Three Months		Twelve Months		Three Months		Twelve Months	
	IVQ 01	IVQ 00	Dec-01	Dec-00	IVQ 01	IVQ 00	Dec-01	Dec-00
Styrene	25	27	88	104	562	768	629	880
Styrene Processing Agreement	0	3	0	80	0	43	0	106
Polystyrene	46	30	160	96	791	1,126	873	1,197
SBR	11	13	48	53	845	899	897	842
Fertilizers	150	189	488	515	203	214	211	220
Total	232	262	784	848	389	410	439	440

Hydrocarbon Marketing and Transportation

(in millions of pesos)	(Three-Month Periods) IVQ 01	IVQ 00	(Twelve-Month Periods) Dec-01	Dec-00
Net Sales	9	11	38	35
Gross Profit	2	2	10	7
Administrative and Selling Expenses	(1)	0	(2)	(1)
Equity in Earnings in Affiliates	(1)	12	31	40
Other Operating Income	1	3	8	10
Operating Income	1	17	47	56

- Sales in this business segment for 4Q01 declined by 18% when compared to 4Q00. Revenue from the production and marketing of liquids increased to $7 million in 4Q01 from $5 million in 4Q00 mainly as a result of a significant increase in volumes sold which were partially offset by a 30% decline in sales prices. Total sales volumes of LPG increased from 19,800 tons in 4Q00 to 38,000 tons in 4Q01.
  Brokerage services of oil, gas and LPG, represented revenues of $2 million and $6 million in 4Q01 and 4Q00, respectively.

- Gross profit from marketing activities remained flat at $2 million due to the change in product sales mix, with higher revenue participation from the production and marketing of liquids, which has better margins than brokerage services of oil, gas and LPG.

- Revenue from affiliates posted a loss of $1 million due to the following:
  - The result derived from the direct and indirect participation in CIESA and TGS registered a loss of $3 million in 4Q01 compared to a profit of $9 million in 4Q00.
  - The combined profit of the Company's stakes in Oldelval S.A. and Termap S.A. totaled $2 million in 4Q01 compared to $3 million in 4Q00.

Electricity

(in millions of pesos)	(Three-Month Periods) IVQ 01	IVQ 00	(Twelve-Month Periods) Dec-01	Dec-00
Net Sales	47	33	164	158
Gross Profit	18	11	51	50
Administrative and Selling Expenses	(1)	(1)	(7)	(6)
Equity in Earnings in Affiliates	9	10	36	34
Other Operating Income	6	3	19	15
Operating Income	32	23	99	93

- Sales corresponding to generation activities were $27 million for both quarters.

  Sales from Genelba rose to $23 million in 4Q01 from $21 million in 4Q00, due to an increase in sales volume, which was partially offset by a drop in the sales price.

  The 30.9% increase in sales volume stems from a scheduled maintenance shutdown which took place during 4Q00.
  The average price declined by 11.8% due to high water levels in Salto Grande, the lower exports in Brazil in 2001 and a decline in generation at the nuclear plants in 2000.

  Sales from Pichi Picún Leufú declined to $4million in 4Q01 from $6 million in 4Q00 due to generation levels that were 26.4% lower at the plant resulting from low water levels in the Comahue Basin. This was partially offset by a 6.1% increase in sales prices.

  Sales of nuclear fuel and others increased to $11 million in 4Q01 compared to $4 million in 4Q00 which is when the Company had restricted activity due to temporary shutdowns at the nuclear plants.

- Gross profit for this business segment increased by 63.6% mainly due to the fact that the support price of Pichi Picún Leufú was recognized this quarter and there were higher sales of nuclear fuels. The gross margin rose to 38% in 4Q01 compared to 33% in 4Q00 mainly due to yield of the support price, which helped offset the drop in prices.

- Income from affiliates in this business segment totaled $9 million in 4Q01. Profit from the stake in Distrilec Inversora declined from $7 million in 4Q00 to $6 million in 4Q01.
  Profits from the stakes in Citelec and Yacylec also remained flat in both periods at $2 million and $3 million, respectively.

Electricity Sales (volumes & average prices)	Gwh				Pesos per Mwh			
	Three Months		Twelve Months		Three Months		Twelve Months	
	IVQ 01	IVQ 00	Dec-01	Dec-00	IVQ 01	IVQ 00	Dec-01	Dec-00
Combined Cycle	1,071	818	3,979	4,161	21.6	24.5	23.0	24.6
Hydro	265	360	1,313	987	17.4	16.4	16.6	20.8
Total	1,336	1,178	5,292	5,148	20.8	22.0	21.4	23.8

Other Investments

(in millions of pesos)	(Three-Month Periods) IVQ 01	IVQ 00	(Twelve-Month Periods) Dec-01	Dec-00
Net Sales	15	17	49	56
Gross Profit	2	5	6	11
Administrative and Selling Expenses	(3)	(2)	(9)	(8)
Equity in Earnings in Affiliates	4	(1)	15	3
Other Operating Income	(3)	(1)	(3)	(2)
Operating Income	0	1	9	4

- Income from forestry activity stayed flat at $5 million in both quarter, while income from the farming and cattle operation declined to $9 million in 4Q01 compared to $11 million in 4Q00 due to a drop in cattle sales and production resulting from lower volumes as well as a drop in prices.
- Income from affiliates investments increased due to the following:
  - Income from the stake in Cerro Vanguardia S.A. was $4 million in 4Q01 while there was no income reported for 4Q00.
  - The stake in Pecom Agra S.A. did not register a profit in 4Q01 while it incurred a loss of $1 million in 4Q00.

Pecom Energía S.A., controlled by Perez Companc S.A., is the largest independently owned energy company in the Latin American region. Its business activities include oil and gas production and transportation, refining and petrochemicals, power generation, transmission and distribution as well as forestry activities. Headquartered in Buenos Aires, the Company has operations throughout Argentina, Brazil, Venezuela, Bolivia, Peru and Ecuador.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

By:
Name: Mario C. Lagrosa
Title:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEREZ COMPANC S.A.

Date: March 11, 2002

By:
Name: Mario C. Lagrosa
Title: Chief Executive Officer